

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2018

Vu Truong
Chief Executive Officer
Aridis Pharmaceuticals, Inc.
5941 Optical Ct.
San Jose, CA 95138

> **Re: Aridis Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 18, 2018**
> **File No. 333-226232**

Dear Mr. Truong:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1 Filed July 18, 2018

Implications of Being an Emerging Growth Company, page 5

1. You disclose on page 6 that "The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies." This disclosure conflicts with your disclosure elsewhere in your filing that you are in fact availing yourself of the deferral and therefore will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. Please revise your disclosures to correct this inconsistency.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bonnie Baynes at 202-551-4924 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Erin Jaskot at 202-551-3442 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Jeff Fessler, Esq.